# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gulfport Energy Corporation, CIK 0000874499
CUSIP: 402635502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 713 Market Drive, Oklahoma City, Oklahoma (OK), 73114
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001332784
Persons authorized to receive notices and communications: Steven Weiser, 2 Greenwich Plaza, Suite 1, Greenwich, Connecticut (CT), 06830, 203-542-4200

## Reporting persons
- Silver Point Capital, L.P. (CIK 0001332784): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,605,729; sole dispositive power 0; shared dispositive power 2,605,729; aggregate amount beneficially owned 2,605,729 (14.1% of the class)
- Edward A. Mule (CIK 0001029625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,605,729; sole dispositive power 0; shared dispositive power 2,605,729; aggregate amount beneficially owned 2,605,729 (14.1% of the class)
- Robert J. O'Shea (CIK 0001382617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,605,729; sole dispositive power 0; shared dispositive power 2,605,729; aggregate amount beneficially owned 2,605,729 (14.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Gulfport Energy Corporation
Address of issuer's principal executive offices: 713 Market Drive, Oklahoma City, Oklahoma (OK), 73114
Comment: Explanatory Note: This Amendment No. 16 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021, as further amended by Amendment No. 2 filed by the Reporting Persons on June 21, 2021, as further amended by Amendment No. 3 filed by the Reporting Persons on June 23, 2023, as further amended by Amendment No. 4 filed by the Reporting Persons on June 28, 2023, as further amended by Amendment No. 5 filed by the Reporting Persons on September 8, 2023, as further amended by Amendment No. 6 filed by the Reporting Persons on December 6, 2023, as further amended by Amendment No. 7 filed by the Reporting Persons on December 13, 2023, as further amended by Amendment No. 8 filed by the Reporting Persons on March 21, 2024, as further amended by Amendment No. 9 filed by the Reporting Persons on September 23, 2024, as further amended by Amendment No. 10 filed by the Reporting Persons on November 25, 2024, as further amended by Amendment No. 11 filed by the Reporting Persons on December 20, 2024, as further amended by Amendment No. 12 filed by the Reporting Persons on January 15, 2025, as further amended by Amendment No. 13 filed by the Reporting Persons on May 15, 2025, as further amended by Amendment No. 14 filed by the Reporting Persons on September 8, 2025, and as further amended by Amendment No. 15 filed by the Reporting Persons on December 3, 2025 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

On March 2, 2026, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (collectively, "Silver Point") sold an aggregate of 759,740 shares of Common Stock at a price per share of $204.22.

On March 3, 2026, the Issuer agreed to purchase an aggregate of 84,416 shares of Common Stock from Silver Point at a price of $204.22 per share.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 2,605,729 shares.

As reported in the Issuer's Form 10-K filed with the SEC on February 25, 2026, as of February 19, 2026, there were 18,558,415 shares of Common Stock issued and outstanding. Additionally, the Issuer repurchased 84,416 shares of Common Stock on March 3, 2026. Percent ownership calculations in this Schedule 13D are calculated by using (a) 18,558,415 shares of Common Stock minus (b) 84,416 shares of Common Stock repurchased by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 herein is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 1 Joint Filing Agreement, dated as of March 4, 2026, by and among the Reporting Persons.
Exhibit 2 Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer's Form 8-K filed with the SEC on May 17, 2021).
Exhibit 3 Power of Attorney of Edward A. Mule (incorporated herein by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert O'Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).
Exhibit 4 Power of Attorney of Robert O'Shea (incorporated herein by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert O'Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).
Exhibit 5 Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the SEC on May 17, 2021).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (03/04/2026)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (03/04/2026)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (03/04/2026)